EXHIBIT 12.2

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Year-to-date ended September 30,
	2014	2013
Income from continuing operations before income taxes	$506	$171
Add (deduct):
Fixed charges	189	269
Capitalized interest	(5)	(5)
Amortization of capitalized interest	8	5
Equity in (earnings) losses related to equity method investees	4	(3)
Adjusted earnings	$702	$437
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$164	$244
Capitalized interest	5	5
Portion of rents representative of the interest factor	20	20
Total fixed charges	$189	$269
Ratio of earnings to fixed charges	3.7	1.6